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                              May 14, 2024

       Scott Krohn
       President
       Verizon ABS II LLC
       One Verizon Way
       Basking Ridge, New Jersey 07920

                                                        Re: Verizon ABS II LLC
                                                            Verizon Master
Trust
                                                            Amendment No. 1 to
Registration Statement on Form SF-3
                                                            Filed May 9, 2024
                                                            File Nos.
333-278415 and 333-278415-01

       Dear Scott Krohn:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to our comments in our April 24, 2024 letter.

       Amendment No. 1 to Registration Statement on Form SF-3

       Form of Prospectus
       Description of the Notes
       Payments of Interest, page 142

   1. We note your revisions in response to prior comment 6. Please make conforming revisions to the defined terms
"Compounded SOFR" and "Corresponding Tenor" in the form of
                                                        indenture.
       Priority of Payments, page 149

   2. We note your revisions in response to prior comment 7. However, we also note that certain language with
respect to the first step of the priority of payments appears to have been inadvertently
retained at the top of page 150. Please revise your disclosure to delete
 Scott Krohn
Verizon ABS II LLC
May 14, 2024
Page 2
         this language. Additionally, please make conforming revisions to your related disclosure on pages 14 and 31 regarding the first step of the priority of payments and to the corresponding operative provision in Section 8.2(c)(i) of the form of indenture.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brandon Figg at 202-551-3260 or Arthur Sandel at 202-551-3262 with any questions.



FirstName LastNameScott Krohn                                Sincerely,
Comapany NameVerizon ABS II LLC
                                                             Division of
Corporation Finance
May 14, 2024 Page 2                                          Office of
Structured Finance
FirstName LastName